Exhibit 99.2

Underwriting Agreement

March 18, 2016

TransCanada Corporation
450 — 1st Street S.W.
Calgary, Alberta  T2P 5H1

Attention:	Russell K. Girling, President and Chief Executive Officer
Donald R. Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer

RBC Dominion Securities Inc. and TD Securities Inc., as co-lead underwriters (the “Co-Lead Underwriters”), and BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc.,  National Bank Financial Inc., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Merrill Lynch Canada Inc., Citigroup Global Markets Canada Inc., Credit Suisse Securities (Canada), Inc., Deutsche Bank Securities Inc., HSBC Securities (Canada) Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited (together with the Co-Lead Underwriters, the “Underwriters”) understand that TransCanada Corporation (the “Corporation”) proposes to issue and sell 92,000,000 Subscription Receipts (as hereinafter defined) (the “Firm Securities”). Subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Corporation, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all, of the Firm Securities at a price of $45.75 per Firm Security, being an aggregate purchase price of $4,209,000,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 4,600,000 Subscription Receipts (the “Option Securities”) solely to cover the Underwriters’ over-allocation position (as defined in NI 41-101 (as hereinafter defined)), if any, in the sale of the Firm Securities.  The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m., Calgary time, on the 30th day after the Closing Date by written notice from the Co-Lead Underwriters on the Underwriters’ behalf to the Corporation, setting forth the aggregate number of Option Securities to be purchased.  If the Over-Allotment Option is exercised, the Option Securities shall be purchased by the Underwriters, severally and not jointly, in the same proportion as their respective obligations to purchase the Firm Securities as set forth in Article 14 hereof.

The purchase price for the Purchased Securities (as hereinafter defined) shall be payable to the Escrow Agent (as hereinafter defined) at the Closing Time.

In consideration of the Underwriters’ agreement to purchase the Firm Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the

Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters a fee (the “Underwriting Fee”) equal to 3.25% of the aggregate purchase price for the Purchased Securities, being an aggregate fee with respect to the Firm Securities of $136,792,500.  Of the total Underwriting Fee, 50% of the Underwriting Fee will be payable at the Closing Time and 50% will be deposited by the Corporation in escrow and will be payable upon the closing of the Columbia Acquisition (as hereinafter defined).  Notwithstanding the foregoing provisions of this paragraph, if the Columbia Acquisition is not completed and escrowed funds are refunded to purchasers of Subscription Receipts, the Underwriting Fee in respect of the sale of the Subscription Receipts shall consist solely of such 50% amount payable at the Closing Time and the amount deposited by the Corporation in escrow shall be refunded to the Corporation.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The gross purchase price for the Purchased Securities shall be paid by the Underwriters to the Escrow Agent, the Underwriters shall invoice the Corporation for the portion of the Underwriting Fee payable at the Closing Time (or the Option Closing Time, if applicable) and the Corporation shall pay such Underwriting Fee to the Underwriters from the Corporation’s general funds.

The agreement resulting from the acceptance of this letter by the Corporation (herein referred to as “this Agreement”) shall be subject to the following additional terms and conditions:

Article 1
Definitions

1.1                               In this Agreement:

“Amendment No. 1 to the Registration Statement” means an amendment to the Initial Registration Statement, including the Canadian Amended Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and including the exhibits thereto and the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Amendment No. 2 to the Registration Statement” means a further amendment to the Initial Registration Statement, including the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and including the exhibits thereto and the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Canadian Amended Preliminary Prospectus” means the English and French language versions (unless the context otherwise requires) of the amended and restated preliminary short form prospectus of the Corporation to be dated March 18, 2016 relating to the distribution of the Purchased Securities and, unless the context otherwise requires, includes all documents incorporated therein by reference, including the template version of any marketing materials provided to potential investors in accordance with section 2.4 in connection with the distribution of the Purchased Securities;

“Canadian Final Prospectus” means the English and French language versions (unless the context otherwise requires) of the final short form prospectus of the Corporation relating to the distribution of the Purchased Securities and, unless the context otherwise requires, includes all documents incorporated therein by reference, including the template version of any marketing materials provided to potential investors in accordance with section 2.4 in connection with the distribution of the Purchased Securities;

“Canadian Preliminary Prospectus” means the English and French language versions (unless the context otherwise requires) of the preliminary short form prospectus of the Corporation dated March 17, 2016 relating to the distribution of the Purchased Securities and, unless the context otherwise requires, includes all documents incorporated therein by reference, including the template version of any marketing materials provided to potential investors in accordance with section 2.4 in connection with the distribution of the Purchased Securities;

“Canadian Prospectuses” means, collectively, the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus and any Prospectus Amendment to any of the foregoing;

“Canadian Securities Laws” means the securities acts or similar statutes of the Provinces and Territories and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“Closing Date” means April 1, 2016, or such other date as the Co-Lead Underwriters and the Corporation may agree upon in writing, but in any event not later than April 6, 2016;

“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Co-Lead Underwriters and the Corporation may agree upon;

“Columbia Acquisition” means the proposed acquisition of Columbia pursuant to the Merger Agreement;

“Columbia Financial Information” means the audited comparative consolidated financial statements of Columbia as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 including the auditors’ report and notes in respect thereof;

“Common Shares” means the Common Shares in the capital of the Corporation;

“comparables” has the meaning given to that term in the NI 41-101;

“Designated Underwriter” means RBC Dominion Securities Inc. as “lead underwriter” within the meaning of NI 41-101;

“Deutsche Bank” has the meaning specified in section 5.1;

“Disclosure Package” means collectively, (i) the U.S. Amended Preliminary Prospectus, (ii) and any Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

“distribution” has the meaning attributed thereto under applicable Canadian Securities Laws;

“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

“Environmental Laws” shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

“Escrow Agent” means Computershare Trust Company of Canada;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

“Financial Information” means the audited comparative consolidated financial statements of the Corporation as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 including the auditors’ report and notes in respect thereof;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

“Initial Registration Statement” means the registration statement on Form F-10 (File No.333-210256) registering the offer and sale of the Purchased Securities and the Underlying Common Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and including the exhibits thereto and the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Initial Sale Time” means the time that the Registration Statement becomes effective, unless the Co-Lead Underwriters shall designate in writing to the Corporation another time as the initial sale time, in which case such designated time shall be the Initial Sale Time;

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;

“Merger Agreement” means the agreement and plan of merger among TransCanada PipeLines Limited, TransCanada PipeLine USA Ltd. and Taurus Merger Sub Inc., and solely for certain purposes of the Merger Agreement, the Corporation, and Columbia dated as of March 17, 2016;

“NI 41-101” means National Instrument 41-101, General Prospectus Requirements adopted by the Securities Commissions;

“NI 44-101” means National Instrument 44-101, Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

“Offering Documents” means, collectively, the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus, the Initial Registration Statement, Amendment No. 1 to the Registration Statement, Amendment No. 2 to the Registration Statement, the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus and any Prospectus Amendment;

“Option Closing Date” has the meaning specified in section 8.2;

“Passport Receipt” means the receipt issued by the ASC, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Prospectus Review Procedures, for the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus and any Prospectus Amendment, as the case may be;

“Preliminary Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

“Principal Regulator” means the Alberta Securities Commission;

“Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus, or any U.S. Amended Prospectus, other than the Canadian Amended Preliminary Prospectus and the U.S. Amended Preliminary Prospectus and other than merely by incorporation by reference of Subsequent Disclosure Documents;

“Prospectus Review Procedures” means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, of the Securities Commissions and Multilateral Instrument 11-102 - Passport System, of the Securities Commissions (other than the Ontario Securities Commission);

“provides” and derivations thereof, where used in reference to marketing materials, shall have the meaning ascribed to such term in NI 41-101;

“Provinces and Territories” means all of the provinces and territories of Canada;

“Public Record” means all documents incorporated by reference in the Canadian Prospectuses and all information filed by or on behalf of the Corporation with the Securities Commissions after December 31, 2015, in compliance, or intended compliance, with applicable Canadian Securities Laws;

“Purchased Securities” means the Firm Securities and the Option Securities;

“Registration Statement” means the registration statement of the Corporation on Form F-10 (File No. 333-210256) registering the offer and sale of the Purchased Securities and the Underlying Common Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the exhibits thereto and the documents incorporated by reference therein and the documents deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, as amended at the date on which such registration statement becomes effective;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Provinces and Territories;

“SEDAR” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning specified in section 5.1;

“Subscription Receipt Agreement” means the agreement to be dated as of the Closing Date and made between the Corporation, the Co-Lead Underwriters and the Escrow Agent governing the terms and conditions of the Subscription Receipts;

“Subscription Receipts” means subscription receipts of the Corporation each entitling the holder to receive one Common Share, subject to the terms and conditions set forth in the Subscription Receipt Agreement; provided, however, that if the terms and conditions contained in the Subscription Receipt Agreement differ from those set forth in the Offering Documents, the terms and conditions of the Subscription Receipt Agreement shall prevail;

“Subsequent Disclosure Documents” means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation after the date of this Agreement which are, or are deemed to be, incorporated by reference into the Final Prospectuses or any Prospectus Amendment;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of the marketing materials as contemplated by NI 41-101;

“Termination Date” has the meaning ascribed thereto in the Subscription Receipt Agreement;

“Underlying Common Shares” means the Common Shares issuable in accordance with the Subscription Receipts;

“U.S. Amended Preliminary Prospectus” means, as of any time prior to the time the Registration Statement is declared or becomes effective, the Canadian Amended Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, to be included in the Amendment No. 1 to the Registration Statement, including the documents incorporated by reference therein;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the times it becomes effective, including the documents incorporated by reference therein;

“U.S. Preliminary Prospectus” means, as of any time prior to the time the Registration Statement is declared or becomes effective, the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC included in the Initial Registration Statement, including the documents incorporated by reference therein;

“U.S. Prospectuses” means, collectively, the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus, the U.S. Final Prospectus and any Prospectus Amendment to any of the foregoing;

“U.S. Registration Statement Amendment” means any amendment to Amendment No. 1 to the Registration Statement (other than Amendment No. 2 to the Registration Statement) and any post-effective amendment to the Registration Statement filed with the SEC during the offer and sale of the Purchased Securities; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Initial Registration Statement, Amendment No. 1 to the Registration Statement, Amendment No. 2 to the Registration Statement, the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus, the

U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Canadian Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

Article 2
Filing of Prospectus

2.1          The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)                                 the Corporation is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus in each of the Provinces and Territories and the Alberta Securities Commission is the principal regulator for the Corporation under the Prospectus Review Procedures for purposes of the filing of the Canadian Prospectuses;

(b)                                 the Corporation meets the general eligibility requirements for the use of Form F-10;

(c)                                  the Corporation has filed under, and as required by, Canadian Securities Laws, the Canadian Preliminary Prospectus with the Securities Commissions;

(d)                                 the Corporation has filed with the SEC the Initial Registration Statement to register the offer and sale of the Purchased Securities and the Underlying Common Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the U.S. Preliminary Prospectus;

(e)                                  the Corporation has filed with the SEC an Appointment of Agent for Service of Process and Undertaking for the Corporation on Form F-X in conjunction with the initial filing of the Initial Registration Statement (the “Form F-X”);

(f)                                   the Corporation shall, under the Canadian Securities Laws,

(i)                                     as soon as practicable after the execution of this Agreement and in any event by 3:00 p.m. (Calgary time) on March 18, 2016 and on a basis acceptable to the Underwriters, acting reasonably, prepare and file the Canadian Amended Preliminary Prospectus under and as required by Canadian Securities Laws with each of the Securities Commissions; and

(ii)                                  as soon as practicable thereafter, obtain and deliver to the Underwriters a Passport Receipt, issued by the Principal Regulator evidencing that a receipt for the Canadian Amended Preliminary Prospectus has been issued or deemed to be issued by the Securities Commissions in each of the Provinces and Territories;

(g)                                  the Corporation shall, as soon as possible after the execution of this Agreement and in any event no later than 3:00 p.m. (Calgary time) on March 18, 2016 and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC Amendment No. 1 to the Registration Statement, including the U.S. Amended Preliminary Prospectus;

(h)                                 the Corporation shall, under Canadian Securities Laws, as soon as practicable after any comments of the Securities Commissions in respect of the Canadian Amended Preliminary Prospectus have been satisfied and in any event by 3:00 p.m. (Calgary time) on March 29, 2016 (or in any case, by such later date or dates as may be determined by the Co-Lead Underwriters in their sole discretion) and on a basis acceptable to the Underwriters, acting reasonably, prepare and file the Canadian Final Prospectus under and as required by Canadian Securities Laws with each of the Securities Commissions and obtain and deliver to the Underwriters a Passport Receipt issued by the Principal Regulator evidencing that a receipt for the Canadian Final Prospectus has been issued or deemed to be issued by the Securities Commissions in each Province and Territory;

(i)                                     the Corporation shall, immediately after the filing of the Canadian Final Prospectus but no later than 3:00 p.m. (Calgary time) on March 29, 2016 (or in any case, by such later date or dates as may be determined by the Co-Lead Underwriters in their sole discretion) and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC Amendment No. 2 to the Registration Statement, including the U.S. Final Prospectus, which Amendment No. 2 to the Registration Statement will become effective under the U.S. Securities Act upon filing thereof pursuant to Rule 467(a) under the U.S. Securities Act; and

(j)                                    the Corporation will use its reasonable commercial efforts to obtain the conditional listing of the Purchased Securities and the Underlying Common Shares on the Toronto Stock Exchange by the Closing Time, subject to the satisfaction by the Corporation of the customary conditions as specified by the TSX,  and approval for listing of the Underlying Common Shares on the New York Stock Exchange by the Closing Time, subject only to the official notice of issuance, and the Corporation will on a timely basis satisfy all such conditions to listing of both such exchanges.

2.2          The Corporation agrees to allow the Underwriters, prior to the filing of the Offering Documents, to participate fully in the preparation of, and approve the form and content of, the Offering Documents and such other documents as may be required under applicable Canadian Securities Laws to qualify the distribution of the Purchased Securities in the Provinces and Territories and as may be required under applicable U.S. securities laws to register the offer and sale of the Purchased Securities and the Underlying Common Shares in the United States, in each case acting reasonably, and to allow the Underwriters to conduct all due diligence (including in respect of the Columbia Acquisition) which the Underwriters may reasonably require in order to:

(a)                                 confirm the Public Record is accurate and current in all material respects;

(b)                                 fulfill the Underwriters’ obligations as underwriters; and

(c)                                  enable the Underwriters to responsibly execute the certificates in the Canadian Prospectuses required to be executed by the Underwriters.

2.3                               After the date of the Final Prospectuses and until the conclusion of the distribution of the Purchased Securities, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Purchased Securities in each of the Provinces and Territories and the offer and sale of the Purchased Securities and the Underlying Common Shares in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.4                               During the period commencing on the Execution Time and ending on the completion of the distribution of the Purchased Securities:

(a)                                 the Corporation shall approve in writing the template version of any marketing materials prepared by the Designated Underwriter and proposed to be provided by the Underwriters to any potential investor of Purchased Securities, any such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Corporation, in its sole discretion;

(b)                                 the Designated Underwriter shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time such marketing materials are provided to potential investors of Purchased Securities;

(c)                                  the Corporation shall file a template version of the English version of any such marketing materials on SEDAR on or before the day the marketing materials are first provided to any potential investor of Purchased Securities, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions, and provided further that such comparables shall not be removed from the version filed with the SEC pursuant to Rule 433(d) under the U.S. Securities Act referred to below), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor of Purchased Securities, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied. The French language version of any such marketing materials shall be filed on SEDAR prior to or concurrently with the filing of the Canadian Final Prospectus as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(d)                                 following the approvals set forth in sections 2.4(a)and (b), the Underwriters may provide a limited-use version of such marketing materials that complies with Section 7.6(3) of NI 44-101 to potential investors of Purchased Securities in accordance with Canadian Securities Laws.

2.5                               The Corporation and the Designated Underwriter, on behalf of the Underwriters, approve the marketing materials attached as Annex D and E hereto.

2.6                               The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Purchased Securities with any marketing materials except for marketing materials or any limited-use versions thereof which have been approved as contemplated in section 2.4, and then only to potential investors in the Provinces and Territories.

Article 3
Delivery of the Prospectuses and Related Documents

3.1                               The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)                                 a Passport Receipt issued by the Principal Regulator evidencing that a receipt for the Canadian Preliminary Prospectus has been issued or deemed to be issued by the Securities Commissions in each of the Provinces and Territories;

(b)                                 prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus, copies of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus, each in the English and French languages, signed as required by the Canadian Securities Laws;

(c)                                  prior to or contemporaneously, as nearly as practicable, with the filing thereof with the SEC copies of Amendment No. 1 to the Registration Statement and Amendment No. 2 to the Registration Statement, including in each case the prospectus contained therein, as filed with the SEC and copies of all exhibits and documents filed therewith which have not previously been delivered to the Underwriters;

(d)                                 as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by Canadian Securities Laws, and any amendment to the Registration Statement;

(e)                                  as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Canadian Prospectuses, the U.S. Prospectuses, the Registration Statement or any amendment to any of them which have not been previously available on SEDAR or EDGAR or delivered to the Underwriters;

(f)                                   at the time of delivery of the French language version of each of the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus or any Prospectus Amendment to the Underwriters pursuant to this section 3.1:

(i)                                     an opinion of the Corporation’s Québec counsel, dated the date of the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus or the Prospectus Amendment, as the case may be, to the effect that, except for any financial statements and financial information which are the subject of the opinion of the Corporation’s auditors and Columbia’s auditors referred to below (collectively, the “Translated Financial Information”), each of the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus and such Prospectus Amendment, as applicable, in the French language, together with any document or information in the French language incorporated by reference therein, including any marketing materials, is in all material respects a complete and accurate translation thereof in the English language, and

(ii)                                  an opinion of the Corporation’s auditors addressed to the Underwriters dated the date of the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus or the Prospectus Amendment, as the case may be, to the effect that the French version of the Financial Information and the pro forma financial information set forth in the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus or such Prospectus Amendment, as applicable, together with any Financial Information or pro forma financial information incorporated by reference therein, including into any marketing materials, is in all material respects a complete and accurate translation thereof in the English language; and

(iii)                               an opinion of Columbia’s auditors addressed to the Underwriters and dated the date of the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus or the Prospectus Amendment, as the case may be, to the effect that the French version of the Columbia Financial Information set forth in the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus or such Prospectus Amendment, as applicable, together with any Columbia Financial Information incorporated by reference therein, including into any marketing materials, is in all material respects a complete and accurate translation thereof in the English language; and

(g)                                  at the time of filing with the Securities Commissions of the Canadian Final Prospectus or any Prospectus Amendment to the Canadian Final Prospectus, as the case may be, comfort letters from Columbia’s auditors with respect to Columbia Financial Information and information derived from the Columbia Financial Information and from the Corporation’s auditors with respect to all other matters, in each case addressed to the Underwriters, and dated the date of the Canadian Final Prospectus or any Prospectus Amendment to the Canadian Final Prospectus, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to Columbia or the Corporation and its subsidiaries, as applicable, contained in any such document, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letters shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation, or Columbia, as applicable, included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC.

3.2                               The delivery to the Underwriters of the filed Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)                                 the information and statements contained in the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus, as the case may be (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Purchased Securities as required by Canadian Securities Laws; and

(b)                                 the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, does not contain a misrepresentation within the meaning of Canadian Securities Laws provided that such representation and warranty shall not be provided in respect of any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and Territories and elsewhere outside the United States in compliance with this Agreement and applicable securities laws.

3.3                               The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)                                 the documents incorporated by reference in the Offering Documents, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws, and conformed in all material respects to any applicable requirements of the U.S. Exchange Act when they were filed with the SEC; and any further documents incorporated by reference in the Offering Documents, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)                                 on the Effective Date, the Registration Statement will, and on the date it is first filed and at the Closing Time (including on any Option Closing Date), each of the U.S. Amended Preliminary Prospectus and the U.S. Final Prospectus will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed the Canadian Preliminary Prospectus conformed, and on the date first filed the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus and any Prospectus Amendment will, and at the Closing Time the Canadian Final Prospectus, as amended by any Prospectus Amendment will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and the U.S. Final Prospectus as of its filing date (including the Effective Date) and as of the Closing Time (including on any Option Closing Date), will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement, the Canadian Prospectuses or the U.S. Final Prospectus;

(c)                                  as of the Initial Sale Time and as of the Closing Time (including on any Option Closing Date), the Disclosure Package will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein;

(d)                                 at the time the Initial Registration Statement was filed, the Corporation was not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; and

(e)                                  each Issuer Free Writing Prospectus does not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the U.S. Prospectuses or the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Co-Lead Underwriters so that any use of the U.S. Prospectuses and the Disclosure Package may cease until it is amended or supplemented; and each Issuer Free Writing Prospectus will comply in all material respects with the requirement of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.

Article 4
Commercial Copies of Prospectuses

4.1                               The Corporation shall deliver, or cause to be delivered, to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the second business day following the date of filing of the Canadian Amended Preliminary Prospectus, at offices designated by the Underwriters, such number of commercial copies of the Canadian Amended Preliminary Prospectus and the U.S. Amended Preliminary Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than 8:00 p.m. (Calgary time) on the date hereof. The Corporation shall, until the conclusion of the distribution of the Purchased Securities, as soon as possible following a reasonable request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Amended

Preliminary Prospectus and the U.S. Amended Preliminary Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2                               The Corporation shall deliver, or cause to be delivered, to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the second business day following the date of the filing of the Canadian Final Prospectus with the Securities Commissions, at offices designated by the Underwriters, such number of commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus. The Corporation shall, until the conclusion of the distribution of the Purchased Securities, as soon as possible following a reasonable request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.3                               The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to sections 4.1 or 4.2, the number of copies of any documents incorporated, or containing information incorporated by reference in the Canadian Prospectuses or the U.S. Prospectuses and of any Subsequent Disclosure Documents which the Underwriters may from time to time reasonably request; provided that if such documents or information are filed on SEDAR and EDGAR and generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of this request.

Article 5
Distribution of Purchased Securities

5.1                               Each of the Underwriters, other than Deutsche Bank Securities Inc. (“Deutsche Bank”), covenants and agrees with the Corporation, to offer the Purchased Securities for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”), only in compliance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Canadian Final Prospectus or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement.  Deutsche Bank covenants and agrees with the Corporation that (a) it and any Selling Firm appointed by it shall only sell Purchased Securities outside of Canada in accordance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in in the Canadian Final Prospectus or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement, and (b) shall not, directly or indirectly, advertise or solicit offers to purchase or sell Purchased Securities in Canada. At the Closing Time, Deutsche Bank and any Selling Firm appointed by it, shall deliver a certificate to the Corporation and the Co-Lead Underwriters confirming that, to the best of its knowledge, it has not sold any

Purchased Securities to any residents of Canada.  For the avoidance of doubt, Deutsche Bank is not acting as an underwriter of the Purchased Securities in the Provinces and Territories and no action on the part of Deutsche Bank in its capacity as an underwriter of the offering of the Purchased Securities in the United States will create any impression or support any conclusion that it is acting as an underwriter of the Purchased Securities in the Provinces and Territories.

5.2                               Each of the Underwriters covenants and agrees with the Corporation:

(a)                                 to offer the Purchased Securities for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Purchased Securities, upon the terms and conditions set forth in the Canadian Final Prospectus or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement;

(b)                                 to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Purchased Securities as soon as possible after the Closing Time; and

(c)                                  to comply with applicable Canadian Securities Laws and applicable U.S. federal securities laws with respect to the use of “green sheets” and other marketing materials.

5.3                               The Underwriters may offer the Purchased Securities at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Purchased Securities offered in the Provinces and Territories, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Prospectuses. The Underwriters will inform the Corporation if the Offering Price is reduced. Any such reduction in the price at which the Purchased Securities are offered will not affect the purchase price payable by the Underwriters to the Corporation provided for herein.

5.4                               For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Purchased Securities is qualified in each of the Provinces and Territories and that the sale of the Purchased Securities and Underlying Common Shares has been registered under U.S. federal securities laws after receipt by the Co-Lead Underwriters of notification from the Corporation’s counsel that a Passport Receipt for the Canadian Final Prospectus has been issued or is deemed to be issued and that the Registration Statement has been declared or otherwise become effective, as applicable, unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

5.5                               No Underwriter will be liable to the Corporation under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter), another Underwriter, or the Corporation under this Agreement if the Underwriter first mentioned is not itself in violation.

5.6                               The Co-Lead Underwriters will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Purchased Securities and shall, as soon as practicable, provide the Corporation with a breakdown of the number of Purchased Securities distributed in each of the Provinces and Territories where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Article 6
Material Changes

6.1                               (a)                                 During the period from the date hereof until the completion of the distribution of the Purchased Securities and at any time when a prospectus relating to the Purchased Securities and the Underlying Common Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(i)                                     any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Corporation or any of its subsidiaries or, to the knowledge of the Corporation, to Columbia or any of its subsidiaries; or

(ii)                                  any change in any matter covered by a statement contained in the Canadian Prospectuses, the Registration Statement, the U.S. Prospectuses or any Subsequent Disclosure Document or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)                               any material change in the terms of the Columbia Acquisition or the termination of the Merger Agreement; or

(iv)                              any other fact, event or circumstance in respect of the Corporation or its subsidiaries;

of which it is aware and which:

(v)                                 is, or may be, of such a nature as to render the Canadian Prospectuses, the Registration Statement, the U.S. Prospectuses, or any Subsequent Disclosure Document, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect, or would result in the Canadian Prospectuses, as amended or supplemented from time to time immediately prior to such change or fact, containing a misrepresentation, or would result in the Canadian Prospectuses, as amended or supplemented from time to time immediately prior to such change or fact, not complying with any applicable Canadian Securities

Laws or which would reasonably be expected to have a significant effect on the market price or value of the Purchased Securities or the Underlying Common Shares, or

(vi)                              results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus, or the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus or U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or to amend or supplement the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)                                 The Corporation shall in good faith discuss with the Co-Lead Underwriters on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.

6.2                               During the period commencing on the Execution Time and ending on the completion of the distribution of the Purchased Securities, the Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under Canadian Securities Laws or the U.S. Securities Act or the rules thereunder arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, any Subsequent Disclosure Document or amendment or supplement to the Registration Statement or the U.S. Prospectuses as may be required under applicable Canadian Securities Laws or the U.S. Securities Act or the rules thereunder; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or amendment or supplement to the Registration Statement or the U.S. Prospectuses, and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any amendment or supplement to the Registration Statement or the U.S. Prospectuses, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each amendment or supplement to the Registration Statement or the U.S. Prospectuses signed as required by applicable Canadian Securities Laws and U.S. federal securities laws and each Subsequent Disclosure Document in the English and French languages, such number of commercial copies of each amendment or supplement to the Registration Statement or the U.S. Prospectuses as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such amendment or supplement to the Registration Statement or the U.S. Prospectuses substantially similar to those referred to in sections 3.1(f) and (g) above.

6.3                               The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and Territories and elsewhere outside the United States; provided that the use of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus and the distribution of the Purchased Securities by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Canadian Securities Laws and the securities laws of any other jurisdiction in which the Purchased Securities are offered or sold.

6.4                               During the period commencing on the Execution Time and ending on the completion of the distribution of the Purchased Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)                                 any request of any Securities Commission or the SEC for any amendment to the Canadian Prospectuses, the Registration Statement, the U.S. Prospectuses, or any Subsequent Disclosure Document or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)                                 the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; or

(c)                                  the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to the Canadian Prospectuses, the Registration Statement, the U.S. Prospectuses, and Subsequent Disclosure Document or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Purchased Securities and the Underlying Common Shares.

Article 7
Representations, Warranties and Covenants

7.1                               The Corporation represents, warrants and covenants (it being understood that, for the purposes of the representations and warranties set forth below all representations and warranties that relate to Columbia, any of Columbia’s subsidiaries or the financial or other information relating to, or to the auditors of, such entities, are made to the knowledge of the Corporation to the extent gained in the course of the Corporation’s due diligence review conducted in connection with the Columbia Acquisition) to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)                                 the Corporation has been duly incorporated and is validly existing under the laws of Canada and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Canadian Prospectuses, the Disclosure Package and the U.S. Final Prospectus and to own and lease its properties and assets as will be described in the Canadian Prospectuses, the Disclosure Package and the U.S. Final Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets;

(b)                                 each of the Corporation’s subsidiaries has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Canadian Prospectuses, the Disclosure Package and the U.S. Final Prospectus;

(c)                                  each of the Corporation and the Corporation’s subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a material adverse effect on the Corporation (taken as a whole), and all such licenses, registrations or qualifications which are material are valid and existing in good standing;

(d)                                 none of the Corporation or its subsidiaries is in violation of its constating documents or its by-laws, in any material respect; and none of the Corporation or its subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a material adverse effect on the Corporation and its subsidiaries (taken as a whole);

(e)                                  each of TransCanada PipeLines Limited, TransCanada PipeLine USA Ltd. and Taurus Merger Sub Inc., has duly authorized, executed and delivered the Merger Agreement and the Merger Agreement constitutes a legal, valid and binding obligation of each of TransCanada PipeLines Limited, TransCanada PipeLine USA Ltd. and Taurus Merger Sub Inc. enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).  TransCanada PipeLines Limited, TransCanada PipeLine USA Ltd. and Taurus Merger Sub Inc. are direct or indirect wholly-owned subsidiaries of the Corporation and the Corporation is not aware of any reason why the Columbia Acquisition will not be completed as contemplated by the Merger Agreement, subject to the conditions to closing set forth in the Merger Agreement;

(f)                                   the Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, and the Corporation has duly authorized the Subscription Receipt Agreement and when executed and delivered, the Subscription Receipt Agreement will constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, in each case, subject to the exceptions as to enforceability as are contained in the opinion of Blake, Cassels & Graydon LLP referred to in Section 9.1(f)  hereof;

(g)                                  except as shall have been made or obtained on or before the Closing Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Purchased Securities and the issuance of Underlying Common Shares on conversion thereof or the consummation of the transactions contemplated herein;

(h)                                 the Corporation has the necessary corporate power and authority to execute and deliver the Canadian Prospectuses, the Registration Statement, the U.S.  Prospectuses and the Merger Agreement, and, if applicable, will have the necessary corporate power and authority to execute and deliver any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Canadian Prospectuses, the Registration Statement, and the U.S. Prospectuses and the filing thereof, as the case may be, in each of the Provinces and Territories under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable;

(i)                                     except as will be disclosed in or contemplated by the Canadian Final Prospectus or any Prospectus Amendment and by the Disclosure Package and the U.S. Final Prospectus, subsequent to December 31, 2015, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole);

(j)                                    except as will be disclosed in or contemplated by the Canadian Final Prospectus or any Prospectus Amendment and by the Disclosure Package and the U.S. Final Prospectus, subsequent to December 31, 2015, to the knowledge of the Corporation there has not been any material adverse change in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of Columbia and its subsidiaries (taken as a whole);

(k)                                 the Financial Information presents fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and the U.S. Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein).  Any selected financial data set forth in the Canadian Final Prospectus or any Prospectus Amendment or in the Disclosure Package, the U.S. Final Prospectus or the Registration Statement will fairly present, on the basis stated therein, the information included therein;

(l)                                     to the knowledge of the Corporation, the Columbia Financial Information presents fairly in all material respects the financial condition, results of operations and cash flows of Columbia as of the dates and for the periods indicated, complies as to form with the applicable accounting requirements of Canadian Securities Laws and the U.S. Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein).  To the knowledge of the Corporation, any selected financial data relating to Columbia set forth in the Canadian Final Prospectus or any Prospectus Amendment or in the Disclosure Package or the U.S. Final Prospectus fairly present, on the basis stated therein, the information included therein;

(m)                             subject to section 7.1(l), the unaudited pro forma consolidated balance sheet and consolidated statement of earnings of the Corporation and the related notes thereto included in the Canadian Final Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus fairly present the pro forma consolidated financial position, results of operations and earnings of the Corporation as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto. Such unaudited pro forma consolidated financial statements have been prepared in accordance with Canadian Securities Laws and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein;

(n)                                 except as will be disclosed in the Canadian Final Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Corporation or the Corporation’s subsidiaries) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Corporation or any of its subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Corporation (financial or otherwise);

(o)                                 the Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement or the Subscription Receipt Agreement and the distribution of the Purchased Securities and the Underlying Common Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, (i) any material term or provision of the articles, by-laws or resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or its subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Corporation, or its subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Corporation;

(p)                                 the Corporation is authorized to issue an unlimited number of Common Shares of which, as at March 11, 2016, 702,344,195 Common Shares are issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable and an unlimited number of first preferred shares in the capital of the Corporation, issuable in series, which, as at March 11, 2016, 9,498,423 Series 1 first preferred shares, 12,501,577 Series 2 first preferred shares, 8,533,405 Series 3 first preferred shares, 5,466,595 Series 4 first preferred shares, 12,714,261 Series 5 first preferred shares, 1,285,739 Series 6 first preferred shares, 24,000,000 Series 7 first preferred shares, 18,000,000 Series 9 first preferred shares and 10,000,000 Series 11 first preferred shares are outstanding, and an unlimited number of second preferred shares in the capital of the Corporation, none of which are issued and outstanding as at the date hereof;

(q)                                 when issued, all of the Purchased Securities will have been duly and validly created, and the Underlying Common Shares will have been duly and validly created, and issued as fully paid and non-assessable;

(r)                                    except as provided for herein and under the Corporation’s stock option plan, dividend reinvestment and share purchase plan, shareholder rights plan, executive share unit plan, share unit plan for non-employee directors (1998) and 401(k) plans, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares;

(s)                                   no Securities Commission or similar regulatory authority or the Toronto Stock Exchange or the New York Stock Exchange or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Canadian Securities Laws or of the U.S. Exchange Act, the U.S. Securities Act or the regulations thereunder;

(t)                                    the issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange and the Purchased Securities and the Underlying Common Shares will be conditionally approved for listing and posting for trading on the Toronto Stock Exchange and the Underlying Common Shares will be conditionally approved for listing and posting for trading on the New York Stock Exchange by no later than the Closing Date;

(u)                                 the Corporation is a reporting issuer or the equivalent thereof in each of the Provinces and Territories where such concept exists;

(v)                                 Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States;

(w)                               the Corporation is not and, after giving effect to the offering and sale of the Firm Securities and, if applicable, the Option Securities and the application of the proceeds as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(x)                                 KPMG LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder;

(y)                                 to the knowledge of the Corporation, Deloitte & Touche LLP, who have certified certain financial statements of Columbia and its subsidiaries and delivered their report with respect to the Columbia Financial Information, are independent registered public accountants with respect to Columbia within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder;

(z)                                  the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Subscription Receipts;

(aa)                          there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the headings “Certain Canadian Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Details of the Offering” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, will be accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(bb)                          except as set forth in or contemplated in the Canadian Final Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, the Corporation and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws, (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business.  Except as set forth in the Canadian Final Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation;

(cc)                            the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Purchased Securities and the Underlying Common Shares, and during such same period will advise the Co-Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Purchased Securities and the Underlying Common Shares, of the suspension of the qualification of such Purchased Securities for offering or sale in any of the Provinces and Territories and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Purchased Securities and the Underlying Common Shares; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Purchased Securities and the Underlying Common Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Purchased Securities  and the Underlying Common Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(dd)                          as soon as practicable, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(ee)                            the Corporation will arrange, if necessary, for the qualification of the Purchased Securities for sale under the laws of the Provinces and Territories and the offer and sale of the Purchased Securities and the Underlying Common Shares in the United States and any state therein and will maintain such qualifications in effect so long as required for the distribution of the Purchased Securities; provided that in no event shall the Corporation be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Purchased Securities, in any jurisdiction where it is not now so subject;

(ff)                              the disclosure regarding Columbia and its subsidiaries in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus does not contain a misrepresentation within the meaning of Canadian Securities Laws or U.S. federal securities laws;

(gg)                            the representations and warranties of the Corporation in the Merger Agreement, a copy of which has been provided to the Underwriters, are true and correct in all material respects subject to the qualifications set out therein as of the date thereof; and

(hh)                          to the actual knowledge of the Corporation, the representations and warranties of Columbia in the Merger Agreement are true and correct in all material respects subject to their respective qualifications therein except where the failure to be so would not, individually or in the aggregate, have a material adverse effect on Columbia and its subsidiaries (taken as a whole).

7.2                               The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Purchased Securities will be used for the purposes to be described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

7.3                               Except as contemplated by this Agreement and the Subscription Receipt Agreement, during the period commencing on the Execution Time and ending on the date which is 90 days from the closing of the distribution of the Subscription Receipts contemplated hereunder, the Corporation will not, without the prior written consent of the Co-Lead Underwriters, after consultation with the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares or financial instruments or securities convertible or exchangeable into Common Shares (including Subscription Receipts) or publicly announce its intention to do so or file a prospectus or registration statement with a Securities Commission or the SEC in respect of, except pursuant to the Corporation’s stock option plan; dividend reinvestment and share purchase plan; shareholder rights plan and share unit plan for non-employee directors (1998).

7.4                               Unless the Corporation and the Co-Lead Underwriters otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Purchased Securities and the Underlying Common Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Annex D and Annex E hereto.  Any such free writing prospectus consented to by the Co-Lead Underwriters or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus”.  The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

Article 8
Closing

8.1                               The closing shall take place at the Closing Time at the offices of the Corporation in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Corporation and the Co-Lead Underwriters.

8.2                               The closing of the purchase and sale of any Option Securities shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Securities specified in such notice.  The closing of the purchase and sale of any Option Securities shall be completed at the offices of the Corporation in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Corporation and the Co-Lead Underwriters.  If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Securities shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Securities at the Closing Time on the Option Closing Date.

8.3                               At the Closing Time, the Corporation shall deliver to the Underwriters, a certificate or certificates representing the Purchased Securities registered in such name or names as the Co-Lead Underwriters may notify the Corporation not less than one business day before the Closing Date.  The delivery of the certificate or certificates to the Underwriters shall be made against payment by the Underwriters to the Escrow Agent of the aggregate purchase price for the Purchased Securities purchased by the Underwriters, which aggregate purchase price shall be held by the Escrow Agent pursuant to the terms of the Subscription Receipt Agreement.

At the Closing Time, the Corporation shall pay 50% of the Underwriting Fee to the Underwriters and 50% of the Underwriting Fee shall be deposited by the Corporation in escrow to be paid upon release of the Escrowed Funds held by the Escrow Agent pursuant to the terms of the Subscription Receipt Agreement.  Notwithstanding the foregoing provisions of this paragraph, if the Columbia Acquisition is not completed and escrowed funds are refunded to purchasers, the Underwriting Fee shall consist solely of such amount payable at the Closing Time and the amount deposited by the Corporation in escrow shall be refunded to the Corporation.

Article 9
Conditions Precedent

9.1                               The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time.  If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have.  At the Closing Time:

(a)                                 the Underwriters shall have received certificates of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and Executive Vice-President, Corporate Development and Chief Financial Officer or such other senior officers satisfactory to the Underwriters, certifying that:

(i)                                     the Corporation has complied with and satisfied all covenants, terms and conditions of this Agreement on their part to be complied with or satisfied at or prior to the Closing Time;

(ii)                                  the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)                               no event of a nature referred to in section 10.1(a), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened; and

(iv)                              there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries (taken as a whole) from that disclosed in the Canadian Final Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,

and the Underwriters shall have no knowledge to the contrary;

(b)                                 the Subscription Receipt Agreement shall have been entered into in form and substance satisfactory to the Underwriters and their counsel, each acting reasonably;

(c)                                  the Corporation shall have furnished to the Underwriters evidence that the Purchased Securities and the Underlying Common Shares have been conditionally approved for listing and trading on the Toronto Stock Exchange and the

Underlying Common Shares have been conditionally approved for listing and trading on the New York Stock Exchange and that the Purchased Securities will be posted for trading on the Toronto Stock Exchange on the Closing Date;

(d)                                 the Underwriters shall have received a legal opinion, dated the Closing Date, from Québec counsel to the Corporation as to compliance with the laws of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities, which opinion shall be in form and substance satisfactory to the Underwriters’ counsel, acting reasonably;

(e)                                  the Underwriters shall have received a comfort letter of the Corporation’s auditors and from Columbia’s auditors, in each case addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters of such auditors referred to in section 3.1(g) hereof forward to the Closing Time, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(f)                                   the Underwriters shall have received legal opinions, dated the Closing Date, from Mayer Brown LLP, U.S. counsel for the Corporation, to the effect set forth in Annex A hereto, from in-house counsel to the Corporation, to the effect set forth in Annex B hereto, from Blake, Cassels & Graydon LLP, Canadian counsel for the Corporation, to the effect set forth in Annex C hereto, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, with respect to the issuance and sale of the Purchased Securities and the Underlying Common Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, and from Norton Rose Fulbright Canada LLP, Canadian counsel for the Underwriters with respect to the issuance and sale of the Purchased Securities and the Underlying Common Shares in Canada, the Canadian Prospectuses and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and that counsel for the Underwriters and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(g)                                  the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(h)                                 if the Registration Statement has been filed with FINRA for review, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms or other arrangements or transactions, contemplated hereby which remain unresolved; and

(i)                                     prior to the Closing Time, the Corporation shall have furnished to the Co-Lead Underwriters such further information, certificates and documents as the Co-Lead Underwriters may reasonably request.

Article 10
Termination

10.1        In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)                                 any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Purchased Securities or Underlying Common Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities or the Underlying Common Shares has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)                                 any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or any order is issued by any Securities Commission or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them) acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading or distribution of the Purchased Securities or Underlying Common Shares;

(c)                                  the Corporation shall be in material breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement or the Subscription Receipt Agreement;

(d)                                 (i) there shall occur any change as is contemplated in section 6.1 hereof (other than a change related solely to the Underwriters) or, (ii) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, in either case, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Subscription Receipts or Underlying Common Shares;

(e)                                  there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters (or any one of them) acting reasonably: (i) materially adversely affects, or involves, or will materially adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole); or (ii) is expected to prevent, suspend or materially restrict the trading in the Purchased Securities and the Underlying Common Shares as contemplated by the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Corporation at any time prior to the Closing Time.  In the event of a termination by the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the Underwriters or of the Corporation to the Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Corporation as shall previously have been incurred and any liability of the Corporation to the Underwriters which may have arisen or may thereafter arise under Article 12 hereof.

Article 11
Conditions

11.1        All terms and conditions of this Agreement shall be construed as conditions and any material breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Securities by notice in writing to that effect given to the Corporation at or prior to the Closing Time.  The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article 12
Indemnification and Contribution

12.1        The Corporation shall indemnify and hold harmless each of the Underwriters and the Underwriters’ directors, officers, shareholders, agents and employees and each person who controls any Underwriter within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Purchased Securities and the Underlying Common Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)                                 any information or statement (except any information or statement relating solely to the Underwriters or any of them) in the Canadian Prospectuses, the U.S. Prospectuses, any Prospectus Amendment or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)                                 any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectuses, U.S. Prospectuses, any Prospectus Amendment, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)                                  any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Purchased Securities and the Underlying Common Shares or any of them in any of the Provinces and Territories or in the United States;

(d)                                 the Corporation not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein contained in the Preliminary Prospectuses, any Issuer Free Writing Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Corporation acknowledges that the statements set forth under the heading “Plan of Distribution” in the tenth paragraph thereof in the Canadian Amended Preliminary Prospectus and such similar statements as are set forth in Final Prospectus and the U.S. Final Prospectus constitute the only information and statements relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

12.2        In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)                                 in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Purchased Securities; or

(b)                                 if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.  The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Purchased

Securities received by the Corporation is to the Underwriting Fee received by the Underwriters.  The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1 hereof.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2.  Notwithstanding the provisions of this section 12.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12.3        If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Underwriters of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Article 12 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim.  Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent.  It is the intention of the Corporation to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter of the covenants of the Corporation under sections 12.1 and 12.2 hereof with respect to the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Underwriters, the Corporation agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

12.4        The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

12.5     Provided that Deutsche Bank has not terminated and cancelled its obligations to the Corporation in accordance with section 14, Deutsche Bank agrees that if any claims are made against an Indemnified Party (and such claims did not include Deutsche Bank on the basis that it did not sign the underwriters’ certificate to the Canadian Final Prospectus and such claims would have included Deutsche Bank if it had signed such certificate) under Section 130 of the Securities Act (Ontario) or the equivalent provisions of the Canadian Securities Laws in other Provinces or Territories based upon a misrepresentation or alleged misrepresentation in the Canadian Final Prospectus, and such Indemnified Party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such claims and such Indemnified Party does pay such claims (the “Liability Amount”), then Deutsche Bank shall indemnify such Indemnified Party from and against the Liability Amount for Deutsche Banks’s pro rata share of such Liability Amount, on the basis of and assuming that they had signed the underwriters’ certificate to the Canadian Final Prospectus, but only to the extent of its underwriting obligation under section 14. Deutsche Bank shall further indemnify such Indemnified Party, without regard to the final outcome of any such claims, for their pro rata share of any legal and other expenses reasonably incurred and paid by such Indemnified Party in connection with the investigation or defence of any such claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that Deutsche Bank is obligated to indemnify all other Indemnified Parties, “pro rata” will be based on the percentage of Firm Securities set forth opposite its name in section 14 as compared to the total number of Firm Securities. For the avoidance of doubt, the maximum aggregate amount which Deutsche Bank is required to indemnify the other Indemnified Parties under this section 12.5 shall be the lesser of (i) 2.5% of the total of the Liability Amount and Indemnified Expenses and (ii) the total public offering price of the Purchased Securities Deutsche Bank is required to place or purchase under section 14. The amount payable by Deutsche Bank to the Indemnified Parties pursuant to this section 12.5 shall be reduced to the extent that Deutsche Bank is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the claim or claims that are the subject matter of the indemnification being sought. Further, Deutsche Bank  will only be required to make payment to an Indemnified Party pursuant to this section 12.5 if (i) such Indemnified Party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this section 12 but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the Indemnified Party) that the claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Indemnified Party acknowledges, that such claim to which such Indemnified Party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party then such Indemnified Party shall promptly reimburse to Deutsche Bank any Indemnified Expenses. If any claim is asserted against any Indemnified Party that is or may be subject to indemnification under this section 12.5, the Indemnified Party will notify Deutsche Bank in writing as soon as possible of the particulars of such claim (but the omission so to notify Deutsche Bank of any potential claim shall not relieve it from any liability which it may have to any Indemnified Party and any omission so to notify Deutsche Bank of any actual claim shall affect its liability only to the extent that Deutsche Bank is actually and materially prejudiced by that failure). With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters other than Deutsche Bank shall obtain and hold the rights and benefits of this section 12.5 in trust for and on behalf of such Indemnified Party.

Article 13
Expenses

13.1        If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Purchased Securities and the Underlying Common Shares shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Purchased Securities and the Underlying Common Shares for distribution in the Provinces and Territories and in the United States; the preparation, printing, issuance and delivery of certificates for the Purchased Securities and the Underlying Common Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Purchased Securities and the Underlying Common Shares; if applicable, any registration or qualification of the Purchased Securities and the Underlying Common Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Purchased Securities; all other costs and expenses of the Corporation and its representatives incident to the performance by the Corporation of its obligations hereunder; the fees and expenses of counsel and auditors for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Canadian

Prospectuses, the Registration Statement, the U.S. Prospectuses, any marketing materials, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, excepting Underwriters’ out-of-pocket expenses and the fees and expenses of counsel for the Underwriters.  The Underwriters’ reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Corporation for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Purchased Securities as contemplated herein is not completed other than by reason of default by any of the Underwriters.

Article 14
Several Obligations

14.1        The Underwriters’ obligations to purchase the Purchased Securities at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Purchased Securities to be purchased at that time:

RBC Dominion Securities Inc.	20.0%
TD Securities Inc.	18.5%
BMO Nesbitt Burns Inc.	12.0%
CIBC World Markets Inc.	12.0%
Scotia Capital Inc.	12.0%
National Bank Financial Inc.	5.0%
J.P. Morgan Securities Canada Inc.	4.0%
Wells Fargo Securities Canada, Ltd.	4.0%
Merrill Lynch Canada Inc.	2.5%
Citigroup Global Markets Canada Inc.	2.5%
Credit Suisse Securities (Canada), Inc.	2.5%
Deutsche Bank Securities Inc.	2.5%
HSBC Securities (Canada) Inc.	1.0%
FirstEnergy Capital Corp.	0.50%
Macquarie Capital Markets Canada Ltd.	0.50%
Peters & Co. Limited	0.50%
100%

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Purchased Securities to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Purchased Securities set out opposite their name above.

14.2        If one or more of the Underwriters fails to purchase its or their applicable percentage of the Purchased Securities at the Closing Time, and if the aggregate number of Purchased Securities not purchased is:

(a)                                 less than or equal to 10% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)                                 greater than 10% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Purchased Securities, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the defaulting Underwriter or Underwriters;

and the remaining Underwriters shall also have the right, by notice in writing to the Corporation, to postpone the Closing Time for a period not exceeding two business days.

In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

Nothing in this Article 14 shall obligate the Corporation to sell to any or all of the Underwriters less than all of the Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder.  In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

Article 15
Co-Lead Underwriters

15.1        All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 10, Article 11, Article 12, and Article 14 hereof may be taken by the Co-Lead Underwriters on the Underwriters’ behalf (or the Designated Underwriter in the case of sections 2.4(b)) and 2.5, and this Agreement is the

Corporation’s authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters (or the Designated Underwriter in the case of sections 2.4(b)) and 2.5 with respect to any such steps on their behalf. Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

Article 16
Notices

16.1                        Any notices or other communication to be given hereunder shall:

(a)                                 in the case of notice to the Corporation, be addressed to the attention of the President and Chief Executive Officer, with a copy to the attention of the Corporate Secretary, at the address on page 1 hereof (facsimile: (403) 920-2200); and

(b)                                 in the case of notice to the Underwriters, be addressed as follows:

RBC Dominion Securities Inc.		TD Securities Inc.
3900 Bankers Hall West		9th Floor, TD Bank Tower
888 — 3rd Street SW		66 Wellington Street West
Calgary, AB T2P 5C5		Toronto, ON M5K 1A2

Attention:	Trevor Gardner	Attention:	Harold R. Holloway
Facsimile:	(403) 299-6900	Facsimile:	(416) 983-3176

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located).  Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.2                       (a)                                 By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed TransCanada PipeLine USA Ltd. (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Purchased Securities or the Underlying Common Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the

Corporation in any such suit or proceeding.  The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Purchased Securities or the Underlying Common Shares shall be outstanding.

(b)                                 The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.  The provisions of this subsection 16.2 shall survive any termination of this Agreement, in whole or in part.

Article 17
Miscellaneous

17.1                        Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.

17.2                        The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Purchased Securities and the Underlying Common Shares.

17.3                        Time shall be of the essence of this Agreement.

17.4                        This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.  A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

17.5                        If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6                        The Corporation acknowledges and agrees that (i) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm’s-length commercial transaction between the

Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate.  The Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

17.7                        This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.  Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

17.8                        The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof.

17.9                        Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.10                 Each of TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on TMX Group’s board of directors.  As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange.  No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Co-Lead Underwriters.  Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Purchased Securities on the terms set out herein.  Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

RBC DOMINION SECURITIES INC.		TD SECURITIES INC.

Per:	(signed) “Trevor Gardner”	Per:	(signed) “Harold R. Holloway”

BMO NESBITT BURNS INC.		CIBC WORLD MARKETS INC.

Per:	(signed) “Aaron M. Engen”	Per:	(signed) “Kelsen Vallee”

SCOTIA CAPITAL INC.		NATIONAL BANK FINANCIAL INC.

Per:	(signed) “Mike Jackson”	Per:	(signed) “Iain Watson”

J.P. MORGAN SECURITIES CANADA INC.		WELLS FARGO SECURITIES CANADA, LTD.

Per:	(signed) “Dave Harrison”	Per:	(signed) “Kurtis Shumka”

MERRILL LYNCH CANADA INC.		CITIGROUP GLOBAL MARKETS CANADA INC.

Per:	(signed) “Jeffrey W. Hamilton”	Per:	(signed) “Kasey Fukada”

CREDIT SUISSE SECURITIES (CANADA), INC.		DEUTSCHE BANK SECURITIES INC.

Per:	(signed) “Michael Comisarow”	Per:	(signed) “Francis Windels”

		Per:	(signed) “Stephen Lambrix”

HSBC SECURITIES (CANADA) INC.		FIRSTENERGY CAPITAL CORP.

Per:	(signed) “Greg Gannett”	Per:	(signed) “Erik B. Bakke”

MACQUARIE CAPITAL MARKETS CANADA LTD.		PETERS & CO. LIMITED

Per:	(signed) “Sandy L. Edmonstone”	Per:	(signed) “Cameron E. Plewes”

Per:	(signed) “C. Chase Edgelow”

Accepted and agreed to on March 18, 2016.

TRANSCANADA CORPORATION

Per:	(signed) “Donald R. Marchand”

Per:	(signed) “Joel E. Hunter”

ANNEX A

Opinion of Mayer Brown LLP

(i)                                     Each of TransCanada PipeLine USA Ltd., TransCanada American Investments Ltd., TransCanada Oil Pipelines Inc., TransCanada Keystone Pipeline, LLC and TransCanada Keystone Pipeline, LP is a corporation, a limited liability company or a limited partnership, as the case may be, in good standing under the laws of the respective jurisdiction of its incorporation or organization.

(ii)                                  Assuming the compliance of the Canadian Final Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of Alberta and other requirements of Canadian law, the Registration Statement and the U.S. Final Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

(iii)                               No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Corporation under any Applicable Law for the issuance or sale of the Purchased Securities and the Underlying Common Shares or the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agreement.  For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.  For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement.

(iv)                              The Subscription Receipts and the Underlying Common Shares, when issued and delivered, will conform in all material respects to the description contained in each of the U.S. Final Prospectus and the Disclosure Package, under the caption “Description of the Securities Being Distributed” and “Details of the Offering”.

(v)                                 Assuming that this Agreement has been duly authorized by the Corporation, this Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Corporation.

(vi)                              The Corporation is not and, after giving effect to the offering and the sale of the Subscription Receipts and the Underlying Common Shares and the application of their proceeds as described in each of the U.S. Final Prospectus and the Disclosure Package under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the

Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(vii)                           The statements in each of the U.S. Final Prospectus and the Disclosure Package under the caption “Certain Income Tax Considerations — Certain United States Income Tax Considerations,” to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects.

(viii)                        Neither the execution and delivery of this Agreement and the Subscription Receipt Agreement, nor the issue and sale of the Subscription Receipts and the Underlying Common Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or its subsidiaries pursuant to (i) the terms of such material agreements as are set out in Schedule A hereto or (ii) any United States federal or New York State statute, law, rule, or regulation known to such counsel to be applicable to the Offering, excluding the Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion) or, to the knowledge of such counsel, any judgment, order or decree applicable to the Corporation or its subsidiaries of any United States federal or New York State court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Corporation or its subsidiaries or any of its or their properties in the United States, except, in the case of (i) or (ii), such conflicts, breaches, violations, liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole.

Such counsel will state that they have been advised by the SEC that the Registration Statement has become effective under the Act.  Such counsel will further state that, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened.

Such counsel will state that they have participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants for the Corporation, the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and related matters were discussed.  Given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, such counsel may state that they have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in any of them (other than as explicitly stated in paragraph (vi) above), and have made no independent check or verification thereof.  Subject to the foregoing and in the course of such participation (and relying as to materiality as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to such counsel’s attention that caused them to believe that (a) the Registration Statement, at its effective date and at the Initial Sale Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the U.S. Final Prospectus, as of its date and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (c) the Disclosure Package as of the Initial Sale Time and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  In each case, counsel need not express any belief as to (i) financial statements, financial statement schedules and other financial and statistical information or data included or incorporated by reference in or omitted from the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, (ii) or discussions of the regulation of the Corporation’s business under the federal and provincial laws of Canada in documents filed with the Securities Commissions or filed with the SEC and incorporated by reference in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus.  In connection with the foregoing, such counsel may state that it is the understanding of the addressees of such opinion that such counsel does not act as United States regulatory counsel of the Corporation and does not hold itself out as an expert on the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services.

In rendering such opinion, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, state and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, (B) rely as to matters involving the application of laws of any jurisdiction other than the State of New York, the General Corporation Law, the Limited Liability Company Act and the Revised Uniform Limited Partnership Act of the State of Delaware or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (C) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

SCHEDULE A

TO ANNEX A

1.                                      Second Amended and Restated Debt Indenture, dated as of September 15, 2010, between TransCanada PipeLines Limited and The Bank of New York Mellon, as trustee, as amended or supplemented.

2.                                      Amended and Restated Subordinated Debt Indenture, dated as of November 30, 2000, between TransCanada PipeLines Limited and Computershare Trust Company, N.A. (as successor to The Bank of Nova Scotia Trust Company of New York), as trustee, as amended or supplemented.

ANNEX B

Opinion of In-house counsel to the Corporation

(i)                                     no consent, approval or authorization or order or registration, qualification, recording or filing with the United States Federal Energy Regulatory Commission, the National Energy Board (Canada), or any other federal, state, provincial or local governmental body or agency in the United States or Canada responsible for the regulation of the generation, transportation or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services (excluding any federal, state, provincial or local governmental body or agency in the United States or Canada having jurisdiction over offers and sales of the Purchased Securities and the Underlying Common Shares under the securities laws of the United States or the applicable provinces and territories of Canada or the securities or Blue Sky laws of the various states, as to which such counsel need not express any opinion) is required for the performance by the Corporation of its obligations under this Agreement, the Subscription Receipt Agreement or the Subscription Receipts;

(ii)                                  the statements in any relevant document filed with the Securities Commissions or filed with the SEC and specifically incorporated by reference into the U.S. Final Prospectus, the Disclosure Package, or the Canadian Final Prospectus and, in each case, insofar as such statements constitute summaries of legal matters, documents, proceedings, applications or approvals relating to the regulation in the United States or Canada of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, referred to therein, fairly summarize in all material respects the matters referred to therein, as of the date of the above-listed documents; and

(iii)                               on the basis of the information gained in the performance of such counsel’s duties to the Corporation and on review of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the documents incorporated by reference therein, including information obtained from officers and other representatives of the Corporation, no facts have come to such counsel’s attention that cause such counsel to believe that (a) the Registration Statement (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not make any statement), at the time the Registration Statement became effective, at the Initial Sale Time, and on the effective date of any post-effective amendment to the Registration Statement which became effective prior to the date of such opinion, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the U.S. Final Prospectus, the Disclosure Package or the Canadian Final Prospectus (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not make any statement), as of their respective issue dates and the date and time of delivery of such opinion, in the case of the U.S. Final Prospectus and Canadian Final Prospectus, and in the case of the Disclosure Package, as of the Initial Sale Time and as of the date and time of delivery of such opinion, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Such counsel shall confirm that its requisite state and/or provincial legal qualifications are in good standing in the United States and/or Canada, as applicable.  Such counsel may state that for the purposes of the foregoing opinions, it has reviewed the Agreement, the U.S. Final Prospectus, the Canadian Final Prospectus, the Disclosure Package, the Registration Statement and such other documents of the Corporation as such counsel deemed necessary or relevant.  Such counsel may state that, in reviewing these documents, such counsel has assumed the genuineness of all signatures and the authenticity of all documents submitted to it as originals and the conformity to authentic or original documents of all documents submitted to such counsel as reproduction or conformed copies.  In addition, such counsel may state that given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness, fairness or genuineness of the statements contained in the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus, and the documents incorporated by reference therein.

ANNEX C

Opinion of Blake, Cassels & Graydon LLP

(a)                                 the Corporation is a corporation incorporated and existing under the laws of Canada and has the corporate power to conduct its business as described in the Canadian Final Prospectus;

(b)                                 each of TransCanada PipeLines Limited, NOVA Gas Transmission Ltd., 701671 Alberta Ltd. and TransCanada Energy Ltd. (individually a “Canadian Subsidiary” and collectively the “Canadian Subsidiaries”) is a corporation incorporated and existing under the jurisdiction of its incorporation and has the corporate power to conduct its business as described in the Canadian Final Prospectus;

(c)                                  the Corporation has the corporate power to enter into and deliver the Subscription Receipt Agreement and the Underwriting Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and each of the Subscription Receipt Agreement and the Underwriting Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein (the “Applicable Law”), delivered by the Corporation, and such agreement is a legal, valid and binding agreement of the Corporation and is enforceable against the Corporation in accordance with its terms under Applicable Law;

(d)                                 the execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under the Underwriting Agreement and the Subscription Receipt Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of the Corporation, (ii) Applicable Law applicable to the Offering, excluding the Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion), (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement listed in Schedule A hereto on the part of the Corporation or the Canadian Subsidiaries, or, (iv) to the knowledge of such counsel, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Corporation or the Canadian Subsidiaries except in the case of (ii), (iii) or (iv), such conflicts, breaches, violations, liens, charges and encumbrances that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole;

(e)                                  the authorized share capital of the Corporation consists of an unlimited number of Common Shares, and subject to the restrictions set forth in the articles of the Corporation, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series.

(f)                                   the attributes and characteristics of the Common Shares and the Subscription Receipts conform in all material respects with the descriptions thereof in the Prospectus and the form of definitive certificates representing the Common Shares and Subscription Receipts have been approved and adopted by the Corporation and comply with all requirements of the TSX and Applicable Law relating thereto;

(g)                                  Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Common Shares;

(h)                                 Computershare Trust Company of Canada has been duly appointed by the Corporation as escrow agent pursuant to the Subscription Receipt Agreement, and as the transfer agent and registrar for the Subscription Receipts;

(i)                                     the certificate evidencing an aggregate of 92,000,000 Subscription Receipts delivered under the Underwriting Agreement has been validly issued, certified and delivered pursuant to the provisions of the Subscription Receipt Agreement, and such Subscription Receipts are legal, valid and binding obligations of the Corporation enforceable in accordance with their terms and the terms of the Subscription Receipt Agreement;

(j)                                    the Underlying Common Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Subscription Receipt Agreement, will be validly issued and outstanding as fully paid and non-assessable Common Shares;

(k)                                 no consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Corporation of the Underwriting Agreement and the Subscription Receipt Agreement or the consummation by the Corporation of the transactions contemplated therein, except such as may have been made or obtained;

(l)                                     the Common Shares are listed and posted for trading on the Toronto Stock Exchange and the Toronto Stock Exchange has conditionally approved the listing and posting for trading of the Purchased Securities and listing of the the Underlying Common Shares at the opening of trading on the Closing Date, subject to the Corporation fulfilling all of the requirements of such exchange;

(m)                             all laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities in such province have been complied with;

(n)                                 the Canadian Final Prospectus, at the time a final receipt was issued therefor (other than the financial statements, financial schedules and other financial or statistical data included therein, as to which such counsel need express no opinion) complied as to form in all material respects with the requirements of the Canadian Securities Laws;

(o)                                 all documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the Canadian Securities Laws to qualify the distribution of the Purchased Securities to the public in each of the Provinces and Territories through registrants duly registered under the Canadian Securities Laws who have complied with the relevant provisions of such laws;

(p)                                 the issuance and delivery by the Corporation of the Underlying Common Shares to holders of Subscription Receipts resident in each of the Provinces or Territories in accordance with the terms and conditions of the Subscription Receipt Agreement is exempt from the prospectus requirements of the Canadian Securities Laws and no prospectus or other documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents, orders or authorizations are required to be obtained by the Corporation under the Canadian Securities Laws to permit such issuance and delivery;

(q)                                 the statements in the Prospectus under the captions “Certain Canadian Income Tax Considerations”, with respect to Canadian federal income tax and “Details of the Offering” (to the extent they relate to matters of Alberta law or to documents governed by Alberta law) fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto;

(r)                                    as of the Closing Date, the Purchased Securities are eligible for investment as set forth under the heading “Eligibility for Investment” in the Canadian Final Prospectus;

(s)                                   no withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of any commission or fee to be paid by the Corporation pursuant to this Agreement to an Underwriter that is not resident in Canada for purposes of the Tax Act, provided any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee;

(t)                                    the submission by the Corporation to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States of America sitting in The City of New York, contained in the Underwriting Agreement and the Subscription Receipt Agreement, would be recognized and given effect by the courts of the Province of Alberta as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Underwriting Agreement and the Subscription Receipt Agreement, respectively, respecting service of process on the Corporation are complied with; and

(u)                                 the courts in the Province of Alberta would recognize the appointment by the Corporation of TransCanada PipeLine USA Ltd. as its agent for service of process in the United States of America under the Underwriting Agreement and the Subscription Receipt Agreement.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, provincial, territorial, state and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, (B) state that the opinions above are limited to the laws of the Province of Alberta and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions, (C) rely solely upon the opinion of Mayer Brown LLP to be delivered pursuant to section 9.1(f) of the Underwriting Agreement with respect to all matters relating to the laws of the United States and the State of New York and (D) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

SCHEDULE A

TO ANNEX C

A.                                    Trust Indentures Governing NOVA Gas Transmission Ltd. Public Debt and Credit Facilities Over Cdn.$100 million

1.                                      1988 Trust Indenture with The Royal Trust Company, as amended or supplemented.

2.                                      1993 Trust Indenture with R-M Trust Company (now CIBC Mellon Trust Company), as amended or supplemented.

B.                                    Trust Indentures Governing TransCanada PipeLines Limited Public Debt and Credit Facilities over Cdn.$100 million

1.                                      Trust Indenture made as of the 15th day of June, 1970 between TransCanada PipeLines Limited and Crown Trust Company, as amended or supplemented.

2.                                      Trust Indenture made as of the 3rd of May, 1993 between TransCanada PipeLines Limited and the R-M Trust Company, as amended or supplemented.

3.                                      Amended and Restated Credit Agreement between TransCanada PipeLines Limited and the financial institutions signatory thereto dated October 14, 2011, as amended.

4.                                      Trust Indenture, dated as of December 15, 2004, between TransCanada PipeLines Limited and CIBC Mellon Trust Company, as trustee, as amended or supplemented.

ANNEX D

Filed Pursuant to Rule 433

Registration No. 333-210256

March 17, 2016

TransCanada Corporation

Pricing Term Sheet — Subscription Receipts

See Attached.

TransCanada Corporation

Treasury Offering of Subscription Receipts

March 17, 2016

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	TransCanada Corporation (“TransCanada” or the “Company”).

Issue:

Treasury offering (the “Offering”) of 92,000,000 subscription receipts (the “Subscription Receipts”), each representing the right to receive one common share of the Company (a “Common Share”) upon closing of the Acquisition (as defined below).

Amount:	C$4,209,000,000, prior to the Over-Allotment Option.

Issue Price:	C$45.75 per Subscription Receipt.

Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part until the earlier of (i) 30 days following closing of the Issue and (ii) the Termination Time (as defined below), to purchase up to an additional 5.0% of the Issue at the Issue Price.

Acquisition:

On March 17, 2016, the Company and certain of its direct and indirect wholly-owned subsidiaries entered into an agreement and plan of merger (the “Merger Agreement”) to acquire Columbia Pipeline Group, Inc. (“Columbia”) for a total cash purchase price of approximately U.S.$10.25 billion (the “Purchase Price”), plus the assumption of approximately U.S.$2.75 billion of debt for a total transaction value of approximately U.S.$13 billion (the “Acquisition”). Columbia, a public company listed on the New York Stock Exchange, owns approximately 15,000 miles (24,140 km) of strategically located interstate gas pipelines extending from New York to the Gulf of Mexico and one of the largest underground natural gas storage systems in the United States (with approximately 296 billion cubic feet of working gas capacity) as well as related gathering and processing assets. The closing of the Acquisition (the “Acquisition Closing”) is expected to occur in the second half of 2016.

Use of Proceeds:

Pending closing of the Acquisition, the gross proceeds from the sale of the Subscription Receipts will be held in escrow and will be used, together with interest thereon, to fund Dividend Equivalent Payments (as defined below) to holders of Subscription Receipts, as described in further detail below. In connection with the Acquisition Closing, the remaining escrowed funds and any remaining interest thereon will be released to, or as directed by, the Company and used to pay a portion of the Purchase Price or to repay a portion of the indebtedness incurred to finance a portion of the Purchase Price.

Subscription Receipts:

The Subscription Receipts will be issued pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) among TransCanada, Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and the Joint Bookrunners (as defined below). Each Subscription Receipt will entitle the holder thereof to receive one Common Share without any further action on the part of the holder thereof and without payment of additional consideration upon the Acquisition Closing. Holders thereof will also be entitled to Dividend Equivalent Payments while the Subscription Receipts are outstanding, as described in further detail below.

If the escrow release condition is not satisfied on or before March 17, 2017 or if the Acquisition is terminated at any earlier time (in either case, the “Termination Time”), holders of Subscription Receipts will receive the aggregate Issue Price of such holder’s Subscription Receipts plus any unpaid Dividend Equivalent Payments owing to the holders (the “Termination Payment”).

Dividend Equivalent Payments on Subscription Receipts:

Pursuant to the terms of the Subscription Receipt Agreement, from the closing of the Offering up to (but excluding) the last day the Subscription Receipts are outstanding, the Subscription Receipt Agent will make cash payments (“Dividend Equivalent Payments”) to holders of Subscription Receipts in respect of each of their Subscription Receipts that are equal to, and will be paid on the same date as, dividends declared by TransCanada on each Common Share. The Dividend Equivalent Payments will be made by the Subscription Receipt Agent first from the interest credited or received on the escrowed funds and then from the escrowed funds. The record date for each Dividend Equivalent Payment will be the same as the record date for dividends declared on TransCanada’s Common Shares.

Notwithstanding the foregoing, holders of Subscription Receipts of record at the close of business on April 15, 2016 will be entitled to a Dividend Equivalent Payment in respect of the C$0.565 per Common Share dividend payable by TransCanada on April 29, 2016 to Common Share holders of record at the close of business on March 31, 2016 even though the Subscription Receipt holders were not holders of record on the record date for such Common Share dividend.

In the event that the escrow release condition is not satisfied and the Termination Time occurs after a dividend has been declared on Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive as part of the Termination Payment a pro rata Dividend Equivalent Payment in respect of such dividend declared on Common Shares based on the ratio of the time between (i) the date of the prior Dividend Equivalent Payment (or, if none, the closing date of the Offering) and the Termination Time to (ii) the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) and the dividend payment date for the dividend so declared. If the Termination Time occurs on a record date or following a record date but on or prior to the payment date, the holder will be entitled to receive the full Dividend Equivalent Payment for that period.

The declaration and payment of dividends on Common Shares by the Company are at the discretion of the board of directors of the Company. Currently, dividends on Common Shares are payable on a quarterly basis on or about the last day of the month following the end of each fiscal quarter.

Escrow Conditions:

The escrowed funds will be held in escrow by the Subscription Receipt Agent and invested in interest-bearing deposits with banks and other financial institutions with issuer credit ratings from Standard & Poor’s of at least A. The escrowed funds may be reduced from time to time by the Dividend Equivalent Payments.

Up to six business days prior to the Acquisition Closing, if the escrow release condition has been met, the Company will deliver a notice to the Subscription Receipt Agent and the escrowed funds and any interest thereon will be released to or as directed by the Company to be used, along with other funds, to complete the Acquisition. The condition to the release of the escrowed funds will be that the parties to the Merger Agreement in respect of the Acquisition are able to complete the Acquisition in all material respects in accordance with the Merger Agreement, but for the payment of the Purchase Price, and the Company has available to it all other funds required to complete the Acquisition.

Offering Basis:

Offered publicly in all provinces and territories of Canada by way of a short form prospectus and in the United States pursuant to a registration statement filed under the multijurisdictional disclosure system, and internationally as expressly permitted by the Company.

Underwriting Basis:	“Bought Deal” subject to conventional bought deal termination provisions.

Listing:

Application has been made to list the Subscription Receipts on the Toronto Stock Exchange (the “TSX”) and the Common Shares represented thereby on both the TSX and the New York Stock Exchange (the “NYSE”). The Subscription Receipts will not be listed on the NYSE. The Common Shares are listed on the TSX and the NYSE under the symbol “TRP”.

Eligibility:	The Subscription Receipts and underlying Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	RBC Capital Markets and TD Securities Inc.

Underwriting Fee:

3.25%. Of the total Underwriting Fee, 50% will be payable upon the closing of the Offering and 50% will be payable upon the Acquisition Closing. In the event the escrowed funds are refunded to the purchasers following the Termination Time, the fee payable to the underwriters will consist solely of the amount payable on the closing of the Offering.

Closing:	On or about April 1, 2016.

The Company has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company has also filed the preliminary short form prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary short form prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

Filed Pursuant to Rule 433

Registration No. 333-210256

March 17, 2016

Offering Press Release.

See Attached.

NewsRelease

TransCanada Announces $4.209 billion Bought Deal Offering of Subscription Receipts

Calgary, Alberta — March 17, 2016 — TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Corporation) today announced that it has entered into an agreement with a syndicate of underwriters (the Underwriters) led by RBC Capital Markets and TD Securities Inc. under which they have agreed to purchase from TransCanada and sell to the public 92.0 million Subscription Receipts at a price of $45.75 per Subscription Receipt for total gross proceeds of $4.209 billion (the Offering).  The Subscription Receipts will be offered to the public in Canada and the United States through the Underwriters or their affiliates.  TransCanada has also granted the Underwriters an option to purchase up to an additional 4.6 million Subscription Receipts at a price of $45.75 per Subscription Receipt at any time up to 30 days after closing of the Offering.

The Offering is subject to the receipt of all necessary regulatory and stock exchange approvals.  The closing date of the Offering (the Offering Closing Date) is expected to be on or about April 1, 2016.

Proceeds from the Offering will be used to finance a portion of the purchase price for the previously announced acquisition (the Acquisition) of Columbia Pipeline Group, Inc. (NYSE: CPGX) (Columbia) by subsidiaries of the Corporation’s wholly-owned subsidiary, TransCanada PipeLines Limited (TCPL).  Columbia is a Houston, Texas-based company that operates an approximately 24,000-km (15,000-mile) network of interstate natural gas pipelines extending from New York to the Gulf of Mexico, with a significant presence in the Appalachia production basin.

Each Subscription Receipt will entitle the holder thereof to receive automatically upon closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one common share (Common Share) of the Corporation.

In addition, while the Subscription Receipts remain outstanding, holders will be entitled to receive cash payments (Dividend Equivalent Payments) per Subscription Receipt that are equal to, and will be paid on the same date as, dividends declared by TransCanada on each Common Share.  Such Dividend Equivalent Payments will have the same record date as the related Common Share dividend and will be paid to holders of Subscription Receipts concurrently with the payment date of each such dividend, provided that holders of Subscription Receipts of record at the close of business on April 15, 2016 will be entitled to receive a Dividend Equivalent Payment in respect of the C$0.565 per Common Share dividend payable by TransCanada on April 29, 2016 to holders of Common Shares of record at the close of business on March 31, 2016, notwithstanding that the Subscription Receipt holders were not holders of record on the record date for such Common Share dividend.  Dividend Equivalent Payments will be paid first out of any interest on the Escrowed Funds (defined below) and then out of the Escrowed Funds.

The gross proceeds from the sale of the Subscription Receipts (the Escrowed Funds) will initially be held in escrow by Computershare Trust Company of Canada, as escrow agent (the Escrow Agent) and invested in interest-bearing deposits with banks and other financial institutions with issuer credit ratings from Standard & Poors of at least A, provided that Dividend Equivalent Payments may be made from the Escrowed Funds and the interest credited or received thereon from time to time, as described above.

Once notice has been delivered to the Escrow Agent that the parties to the Acquisition are able to complete the Acquisition in all material respects in accordance with the terms of the merger agreement among the parties to the Acquisition (the Merger Agreement), but for the payment of the purchase price, and the Corporation has available to it all other funds required to complete the Acquisition, the Escrowed Funds, less any amounts required to satisfy payment of any unpaid Dividend Equivalent

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Payments, will be released to or as directed by the Corporation up to six business days prior to the closing of the Acquisition. On the closing date of the Acquisition, the Subscription Receipts will automatically be exchanged for Common Shares on a one-for-one basis.

The Acquisition is expected to close shortly after the later of the expiration or termination of the applicable waiting period in connection with the Acquisition under the U.S. Hart-Scott-Rodino Act, the receipt of Columbia stockholder approval and the completion of the clearance process undertaken by the Committee on Foreign Investment in the United States under the Defenses Production Act of 1950, provided that such conditions are satisfied on or prior to the termination date set forth in the Merger Agreement.  Assuming all closing conditions are satisfied, the Corporation expects closing of the Acquisition to occur in the second half of 2016.

If:

•                  the Escrow Release Notice is not delivered on or prior to 5:00 p.m. (Calgary time) on March 17, 2017 (the Outside Date),

•                  the Merger Agreement is terminated, or

•                  the Corporation advises the Underwriters or announces to the public that TCPL does not intend to proceed with the Acquisition at any earlier time,

(such termination, advising or announcement being a Termination Event, and the earlier of (i) 5:00 p.m. (Calgary time) on the Outside Date without the Escrow Release Notice having been delivered, and (ii) the occurrence of a Termination Event, being the Termination Time), then the Escrow Agent and the Corporation will return to each holder of Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the aggregate issue price of such holder’s Subscription Receipts, plus any unpaid Dividend Equivalent Payments owing to such holders of Subscription Receipts (the Termination Payment).  The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, including from any remaining interest on the Escrowed Funds. If the balance of the Escrowed Funds, together with any such interest, is insufficient to cover the full amount of the Termination Payment, TransCanada will pay to the holders of Subscription Receipts any difference.

The Subscription Receipts will be issued by way of a short form prospectus that will be filed with securities regulatory authorities in Canada and the United States under the multijurisdictional disclosure system.  The Corporation has filed a preliminary short form prospectus in respect of the Offering.  Investors should read the short form prospectus before making an investment decision.  The description of the Subscription Receipts set forth above is qualified in its entirety by the subscription receipt agreement and the summary thereof contained in the short form prospectus.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Corporation has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (SEC) for the Offering to which this communication relates. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents the Corporation has filed with the SEC for more complete information about the Corporation and the Offering. The Corporation has also filed the preliminary short form prospectus relating to the Offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Corporation, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary short form prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Attn: Simon Yeung,

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Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

Forward Looking Information

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar word). Forward-looking statements in this release are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s expectations with respect to the Offering and the Acquisition and its assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. In particular, forward-looking statements in this publication include, but are not limited to, those related to the planned Offering and Acquisition including the expected closing thereof, plans regarding financing for the Acquisition including, but not limited to, using the Escrowed Funds together with other financing sources to pay the purchase price for the Acquisition; and the timing of the distribution of the Subscription Receipts pursuant to the Offering and the distribution of Common Shares upon the closing of the Acquisition. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Key assumptions on which forward-looking statements contained in this publication are based include, but are not limited to, assumptions about acquisitions and divestitures, regulatory decisions and outcomes, access to capital markets; and the timing and completion of the Acquisition including receipt of regulatory and Columbia shareholder approvals. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting TransCanada and its subsidiaries, including risks regarding the pipeline and energy sectors, regulatory decisions and outcomes, economic conditions in North America as well as globally and many other factors beyond the control of TransCanada. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the 2015 Annual Report and the registration statement and preliminary short form prospectus described above, each of which are filed under TransCanada’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

ABOUT TRANSCANADA

With more than 65 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest liquids delivery systems. TransCanada’s Common Shares trade on the Toronto and New York stock exchanges under the symbol TRP.

ABOUT COLUMBIA

Columbia operates approximately 24,000 km (15,000 miles) of strategically located interstate pipeline, gathering and processing assets extending from New York to the Gulf of Mexico, including an extensive footprint in the Marcellus and Utica Shale production areas.  Columbia also operates one of the nation’s largest underground natural gas storage systems. Columbia is listed on the NYSE under the ticker symbol CPGX.

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Media Enquiries:

Mark Cooper/Terry Cunha

403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:

David Moneta/Stuart Kampel

403.920.7911 or 800.361.6522

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Filed Pursuant to Rule 433

Registration No. 333-210256

March 17, 2016

Columbia Acquisition Press Release.

See Attached.

NewsRelease

TransCanada to Acquire Columbia Pipeline Group for US$13 Billion

Transformational Changes Position Company for Near- and Long-Term Growth

Highlights:

•                  Acquisition creates one of North America’s largest regulated natural gas transmission businesses linking the continent’s most prolific natural gas supply basins to its most attractive markets

•                  Results in a combined $23 billion portfolio of secured, near-term growth projects

•                  Expected to be accretive to earnings per share in the first full year of ownership and thereafter as $23 billion of near-term, commercially secured projects enter service

•                  Increases 2015 adjusted pro forma EBITDA from regulated and long-term contracted assets to approximately 92 per cent

•                  Planned monetization of U.S. Northeast merchant power assets will further enhance stability and predictability of consolidated revenue streams

•                  Supports and may augment eight to 10 per cent expected annual dividend growth through 2020

•                  Funding program designed to be consistent with current financial profile

•                  Targeted annual cost, revenue and financing benefits of approximately US$250 million

Calgary, Alberta — March 17, 2016 — TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has entered into an agreement and plan of merger pursuant to which it will acquire Columbia Pipeline Group, Inc. (NYSE: CPGX or Columbia), a Houston, Texas-based company that operates an approximate 24,000-kilometre (km) (15,000-mile) network of interstate natural gas pipelines extending from New York to the Gulf of Mexico, with a significant presence in the Appalachia production basin.

Under the terms of the all-cash deal, unanimously approved by the Boards of Directors of both companies, Columbia shareholders will receive US$25.50 per common share, an 11 per cent premium based on Columbia’s closing stock price on the NYSE of US$23.00 as of March 16, 2016 and a 32 per cent premium to the volume weighted average price over the last 30 days.  This represents an aggregate transaction value of approximately US$13 billion including the assumption of approximately US$2.8 billion of debt.  The deal is subject to Columbia shareholder approval and certain regulatory approvals.

“The acquisition represents a rare opportunity to invest in an extensive, competitively-positioned, growing network of regulated natural gas pipeline and storage assets in the Marcellus and Utica shale gas regions,” said Russ Girling, TransCanada’s president and chief executive officer.  “The assets complement our existing North American footprint which together will create a 91,000-kilometre (57,000-mile) natural gas pipeline system connecting the most prolific supply basins to premium markets across the continent.  At the same time, we will be well positioned to transport North America’s abundant natural gas supply to liquefied natural gas terminals for export to international markets.”

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Columbia owns one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage and related services to a variety of customers in the U.S. Northeast, Midwest, Mid-Atlantic and Gulf Coast regions.  Its assets include Columbia Gas Transmission, which operates approximately 18,000 km (11,300 miles) of pipelines and 286 billion cubic feet of storage capacity in the Marcellus and Utica shale production areas, and Columbia Gulf Transmission, an approximate 5,400-km (3,300-mile) pipeline system that extends from Appalachia to the Gulf Coast.

Columbia is currently advancing US$5.6 billion of commercially secured projects that are subject to normal course regulatory and permitting processes.  They are underpinned by long-term contracts and expected to generate growth in earnings as they enter service.  Under agreements with customers, additional growth is also anticipated from approximately US$1.7 billion of modernization initiatives to be implemented through 2021.

“This transaction delivers tremendous value to our shareholders and places Columbia Pipeline Group within a leading energy platform that can maximize the value of our strategic positioning and deep inventory of transformational growth projects,” said Robert C. Skaggs, Jr., CPG’s chairman and chief executive officer.

TransCanada expects the acquisition, net of associated financing and portfolio management, to be accretive to earnings per share in the first full year of ownership.  Looking forward, TransCanada’s $13.5 billion portfolio of near-term investment opportunities together with Columbia’s $9.6 billion (US$7.3 billion) of commercially secured projects, and approximately US$250 million of targeted annual cost, revenue and financing benefits, are expected to deliver significant shareholder value over the coming years.

“With a combined portfolio of $23 billion in near-term projects secured by cost of service regulation or long-term contracts, we are well positioned to generate significant growth in earnings into the next decade,” said Girling. “These initiatives, underpinned by predictable and growing revenue streams, are expected to support and may augment our eight to 10 per cent expected annual dividend growth through 2020.”

TransCanada expects portfolio management to play an important role in the permanent financing of the acquisition through the planned monetization of U.S. Northeast merchant power assets and a minority interest in its Mexican natural gas pipeline business.  The proceeds from asset sales, along with new common equity proportionate to the size of this transformative transaction, are expected to comprise the required funding while maintaining the company’s financial strength and flexibility.  As an interim measure, TransCanada has bridge term loan credit facilities in place for up to US$10.3 billion with a syndicate of lenders.  Future growth is expected to be funded in a manner consistent with the company’s current financial profile.

“TransCanada intends to fund the acquisition and our significant future growth program in a manner that maintains our strong financial position,” said Girling. “This will provide us with the financial capacity and flexibility required to prudently execute an industry-leading portfolio of attractive growth opportunities through all parts of the economic cycle and pay a strong and growing dividend to our shareholders.”

The acquisition is expected to close in the second half of 2016 subject to receipt of Columbia shareholder approval, along with certain regulatory and government approvals, including compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of customary closing conditions.  Upon closing, Columbia will become an indirect wholly-owned subsidiary of TransCanada and will cease to be a publicly held corporation.

Wells Fargo Securities, LLC acted as exclusive financial advisor to TransCanada.  Mayer Brown LLP, Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP were legal advisors to TransCanada.

Goldman, Sachs & Co. acted as lead financial advisor and Lazard Frères & Co. LLC acted as financial advisor to Columbia.  Sullivan & Cromwell LLP acted as legal counsel to Columbia.

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Teleconference and Webcast:

We will hold a brief teleconference and webcast today - Thursday, March 17, 2016 - to discuss this acquisition.  Russ Girling, TransCanada’s President and Chief Executive Officer, and Don Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer will take part in the call at 2:45 p.m. (MST) / 4:45 p.m. (EST).

Analysts, members of the media and other interested parties are invited to listen in by calling 866.696.5910 or 416.695.7806 (Toronto area).  Please dial in 10 minutes prior to the start of the call. The pass code is 7894855.  Russ and Don will both deliver short remarks but there will not be a question and answer session.

A live webcast of the teleconference will be available at www.transcanada.com.  A copy of the slides presented during the call will be posted to TransCanada’s website.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on March 24, 2016. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 5742144.

About TransCanada

With more than 65 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities.  TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with 368 billion cubic feet of storage capacity.  A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States.  TransCanada is developing one of North America’s largest liquids delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

About Columbia

Columbia Pipeline Group, Inc. operates approximately 15,000 miles of strategically located interstate pipeline, gathering and processing assets extending from New York to the Gulf of Mexico, including an extensive footprint in the Marcellus and Utica Shale production areas.  Columbia Pipeline Group also operates one of the nation’s largest underground natural gas storage systems. Columbia Pipeline Group is listed on the NYSE under the ticker symbol CPGX.

ADVISORIES

TransCanada has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (SEC) in relation to an offering of its subscription receipts. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents TransCanada has filed with the SEC for more complete information about TransCanada and the offering. TransCanada has also filed the preliminary short form prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, TransCanada, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Inc. Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

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FORWARD-LOOKING INFORMATION

This release includes forward-looking information which is intended to provide readers with information regarding TransCanada including management’s assessment of our future plans and financial outlook. In some cases the words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or other similar words are used to identify such forward-looking information. Forward-looking information in this release may include, but is not limited to, statements regarding: anticipated business prospects; our financial and operational performance, including the performance of our subsidiaries; expectations or projections about strategies and goals for growth and expansion; expected cash flows and future financing options available to us; expected costs for planned projects, including projects under construction and in development; expected schedules for planned projects (including anticipated construction and completion dates); expected regulatory processes and outcomes; expected impact of regulatory outcomes; expected capital expenditures and contractual obligations; expected operating and financial results; expected industry, market and economic conditions; the planned acquisition transaction including the expected closing thereof; plans regarding financing for the acquisition; planned changes in the TransCanada’s business including the divestiture of certain assets; expected impacts of the acquisition on EBITDA composition, earnings, cash flow and dividend growth; transportation services to the liquefied natural gas sector and growth opportunities and modernization initiatives relating to Columbia.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and as such is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about: the timing and completion of the acquisition including receipt of regulatory and Columbia stockholder approval; fulfillment by the underwriters of their obligations pursuant to an underwriting agreement; that no event will occur which would allow the underwriters to terminate their obligations under the underwriting agreement; the planned monetization of TransCanada’s U.S. Northeast merchant power business and of a minority interest in its Mexican natural gas pipeline business; inflation rates, commodity prices and capacity prices; timing of financings and hedging; regulatory decisions and outcomes; foreign exchange rates; interest rates; tax rates; planned and unplanned outages and the use of our and Columbia’s pipeline and energy assets; integrity and reliability of our assets; access to capital markets; anticipated construction costs, schedules and completion dates; acquisitions and divestitures; and the realization of the anticipated benefits and synergies of the acquisition to TransCanada including impacts on growth and accretion in various financial metrics.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to: our ability to successfully implement our strategic initiatives; whether our strategic initiatives will yield the expected benefits; the operating performance of our and Columbia’s pipeline and energy assets; amount of capacity sold and rates achieved in our and Columbia’s pipeline business; the availability and price of energy commodities; the amount of capacity payments and revenues we receive from our energy business; regulatory decisions and outcomes; outcomes of legal proceedings, including arbitration and insurance claims; performance and credit risk of our counterparties; changes in market commodity prices; changes in the political environment; changes in environmental and other laws and regulations; competitive factors in the pipeline and energy sectors; construction and completion of capital projects; costs for labour, equipment and material; access to capital markets; interest, tax and foreign exchange rates; weather; cybersecurity; technological developments; economic conditions in North America as well as globally; uncertainty regarding the length of time to complete the Acquisition and uncertainty regarding the ability of TransCanada to realize the anticipated benefits of the Acquisition; and the timing and execution of TransCanada’s planned asset sales.  Additional information on these and other factors will be discussed in the amended and restated preliminary short form prospectus and the documents incorporated by reference therein.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this release or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

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NON-GAAP MEASURES

Certain information presented in this release with respect to TransCanada and Columbia includes certain financial measures which do not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. Readers are cautioned that these measures should not be construed as an alternative to U.S. GAAP-based audited consolidated financial statements.

TransCanada uses EBITDA as an approximate measure of pre-tax operating cash flow. It measures earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments.

Adjusted EBITDA reflects an adjustment to historical and pro forma EBITDA for the year ended December 31, 2015 of $3,745 million related to (i) a non-cash impairment charge incurred by TransCanada of $3,686 million ($2,891 million after-tax) relating to Keystone XL and related projects, including the Keystone Hardisty Terminal, in connection with the November 6, 2015 denial of the U.S. Presidential permit, and (ii) a non-cash impairment charge incurred by TransCanada of $59 million ($43 million after-tax) relating to certain energy turbine equipment previously purchased for a power development project that did not proceed, each as recorded in the TransCanada’s audited consolidated financial statements as at December 31, 2015. TransCanada believes that Adjusted EBITDA is a useful measure for evaluating our historical and unaudited pro forma financial results, given the exceptional nature of these one-time asset impairment charges.

A reconciliation of non-GAAP measures can be found in the filed preliminary short form prospectus of TransCanada filed with Canadian securities regulators and the SEC as described above.

Notice for Subscription Receipts Offering

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for an offering of subscription receipts. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering of subscription receipts. The issuer has also filed the prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, TransCanada, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

Additional Information and Where to Find it

In connection with the proposed transaction, Columbia will file with the SEC a proxy statement with respect to a special meeting of its shareholders to be convened to approve the transaction.  The definitive proxy statement will be mailed to the shareholders of Columbia.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the proxy statement, when they become available, may be obtained free of charge by accessing Columbia’s website at www.cpg.com or by writing Columbia at 5151 San Felipe Street, Suite 2500, Houston, Texas 77056, Attention: Corporate Secretary. Investors may also read and copy any reports, statements and other information filed by Columbia with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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Participants in the Merger Solicitation

Columbia and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Columbia’s directors and executive officers is available in its registration statement on Form 10, as amended, initially filed with the SEC on February 6, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Media Enquiries:

Mark Cooper/Terry Cunha

403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:

David Moneta/Stuart Kampel

403.920.7911 or 800.361.6522

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ANNEX E

Columbia Acquisition Slide Deck.

See Attached.